Exhibit 12.1
FREEPORT-McMoRan INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions except ratios)

	For the years ended December 31,
	2016		2015		2014		2013	2012

(Loss) income before income taxes and equity in affiliated companies' net earnings (losses)	$(3,472)		(14,128)		(800)		4,390	4,961
Amortization of previously capitalized interest	84		71		55		45	41
Less capitalized interest	(99)		(215)		(235)		(174)	(81)
Less preferred dividends of a consolidated subsidiary	(38)		(47)		(53)		(31)	—

(Losses) earnings from continuing operations before fixed charges	$(3,525)		(14,319)		(1,033)		4,230	4,921

Fixed charges:
Interest expense, net of capitalized interest	$726		618		648		533	179
Capitalized interest	99		215		235		174	81
Amortization of debt expenses, premiums and and discounts	29		(1)		(42)		(32)	7
Interest portion of rental expense	18		18		21		18	17
Preferred dividends of a consolidated subsidiary	38		47		53		31	—

Total fixed charges	$910		897		915		724	284

Adjusted earnings	(2,615)		(13,422)		(118)		4,954	5,205

Ratio of earnings to fixed charges[a]	$—	[b]	—	[c]	—	[d]	6.8	18.3

a.
For purposes of computing the consolidated ratio of earning to fixed charges, earnings consist of (loss) income before income taxes and equity in affiliated companies' net earnings (losses). Noncontrolling interests were not deducted from earnings as all such subsidiaries had fixed charges. Fixed charges consist of interest (including capitalized interest) of all indebtedness; amortization of debt discounts, premiums and expenses; the portion of rental expense that FCX believes to be representative of interest; and preferred stock dividends of a consolidated subsidiary. The ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges for the years presented because no shares of preferred stock were outstanding during these years.

b.	As a result of the loss recorded in 2016, the ratio coverage was less than 1:1. FCX would have needed to generate additional earnings of $3.5 billion to achieve coverage of 1:1 in 2016.

c.	As a result of the loss recorded in 2015, the ratio coverage was less than 1:1. FCX would have needed to generate additional earnings of $14.3 billion to achieve coverage of 1:1 in 2015.

d.	As a result of the loss recorded in 2014, the ratio coverage was less than 1:1. FCX would have needed to generate additional earnings of $1.0 billion to achieve coverage of 1:1 in 2014.